DECHERT LLP

1775 I STREET, N.W.

WASHINGTON, D.C. 20006

(202) 261-3300

December 28, 2009

VIA ELECTRONIC TRANSMISSION

Ms. Mary A. Cole, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

            Re:       The FBR Funds (the “Trust”)

                        File Nos. 333-112480 and 811-21503

Dear Ms. Cole:

            Please find attached for filing on behalf of the Trust, pursuant to Rule 485(a) under the Securities Act of 1933, in electronic format, one copy of Post-Effective Amendment No. 19 to the Trust’s Registration Statement on Form N-1A.

            The purpose of this filing is to register two new investment series of the Trust, the FBR Balanced Fund and the FBR Core Bond Fund (the “New Funds”), and the respective share classes of the New Funds.  The New Funds are intended to be the investment and accounting successors to the AFBA 5Star Balanced Fund and the AFBA 5Star Total Return Bond Fund (the “Predecessor Funds”), which are two separate investment series of the AFBA 5Star Funds, a Delaware statutory trust registered as a management investment company with the Commission.  A Registration Statement on Form N-14 is also being filed today in connection with the proposed reorganization transaction involving the New Funds and the Predecessor Funds (the “Reorganization”).

The closing of the Reorganization is currently scheduled to take place on or about February 26, 2010 (the “Closing Date”).  In order to be certain that the New Funds are effective as of the Closing Date, on behalf of the Trust and the Distributor of the Trust’s shares of beneficial interest, we respectfully request the acceleration of the effectiveness of this Post-Effective Amendment No. 19 to as of February 26, 2010, or as soon thereafter as is practicable, in order to permit the shares of the New Funds to be available in connection with the Reorganization.

Please be advised that the Trust also filed today Post-Effective Amendment No. 18 to its Registration Statement on Form N-1A in order to comply with the new Form N-1A disclosure requirements as adopted in Investment Company Release No. 28584 (Jan. 13, 2009), and the disclosure in this filing is substantially similar to the disclosure contained in Post-Effective Amendment No. 18.

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            Thank you, as always, for your prompt attention to this filing.  As always, please do not hesitate to contact the undersigned at (202) 261-3364 or Stephen Cohen at (202) 261-3304 if you have any questions or comments regarding this filing.

                                                                        Very truly yours,

                                                                        /s/ Patrick W.D. Turley